AMERICAN AMMUNITION, INC.
                               3545 NW 71st Street
                              Miami, Florida 33147



                                               June 2, 2005



VIA FACSIMILE AND EDGAR

United States Securities
 and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Matt Franker



         Re:      American Ammunition, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-122056


Ladies and Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), American Ammunition, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Friday June 3, 2005, or as soon thereafter as possible.

     We hereby acknowledge the following:

o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o    the  Company  may  not  assert  staff  comments  and  the   declaration  of
     effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.






                                        AMERICAN AMMUNITION, INC.


                                        By: /s/ Andres Fernandez
                                          -------------------------
                                      Name: Andres Fernandez
                                     Title: Chief Executive Officer